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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1999.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______

     Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Resource Recovery 401(k) Plan
                                  40 Lane Road
                                  P.O. Box 2615
                        Fairfield, New Jersey 07007-2615

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resource Recovery 401(k) Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    Resource Recovery 401(k) Plan

                    By: /S/ ANDREA R. EHRLICH
                        --------------------------------------------------------
                        Andrea R. Ehrlich
                        Member of the Resource Recovery 401(k) Plan
                        Administrative Committee


Date: June 28, 2000



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                    RESOURCE RECOVERY 401(K) PLAN

                    FINANCIAL STATEMENTS FOR THE YEAR
                    ENDED DECEMBER 31, 1999, AND
                    INDEPENDENT AUDITORS' REPORT

RESOURCE RECOVERY 401(k) PLAN

TABLE OF CONTENTS



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                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEAR ENDED

   DECEMBER 31, 1999:

   Statement of Net Assets Available for Benefits                            2

   Statement of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULES FOR THE
   YEAR ENDED DECEMBER 31, 1999:

   Item 27a - Schedule of Assets Held for Investment Purposes                8

   Item 27d - Schedule of Reportable Transactions                            9



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INDEPENDENT AUDITORS' REPORT

Resource Recovery 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Resource Recovery 401(k) Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
New York, New York
June 23, 2000

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RESOURCE RECOVERY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999
--------------------------------------------------------------------------------



ASSETS:
  Investments (See Note 3)                                      $46,940,538

  Receivables:
    Employer contributions                                          138,944
    Participant contributions                                       324,349
                                                                -----------

           Total receivables                                        463,293
                                                                -----------
NET ASSETS AVAILABLE FOR BENEFITS                               $47,403,831
                                                                ===========


See accompanying notes to financial statements.

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RESOURCE RECOVERY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999



---------------------------------------------------------------------------------
ADDITIONS:
  Additions to net assets attributed to:
    Investment Income:
      Net appreciation in fair value of investments (See Note 3)      $ 3,401,755
      Interest and Dividends                                            1,096,089
                                                                      -----------

  Contributions:
    Participant                                                         3,602,836
    Employer                                                            1,604,636
    Rollovers                                                              52,122
                                                                      -----------

                                                                        5,259,594
                                                                      -----------

  Net transfer (to) from other plans                                   39,395,641
                                                                      -----------

     Total additions                                                   49,153,079
                                                                      -----------
DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                      (1,734,251)
    Administrative expenses                                               (14,997)
                                                                       -----------

           Total deductions                                            (1,749,248)
                                                                       -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      47,403,831

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                            -

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $47,403,831
                                                                      ===========

See accompanying notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999

--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following is a description of the Resource Recovery 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. GENERAL INFORMATION - The Plan is an employee savings plan providing for both employer and employee contributions. Prior to adoption of the Plan on January 1, 1999, Ogden Resource Recovery Support Services, Inc. was included in the Ogden 401(k) Plan (the "Prior Plan"). It was determined that it was in the best interest of Ogden Resource Recovery Support Services, Inc. and its employees to adopt the Plan, such plan being substantially similar to, and a continuation of the Prior Plan. Accordingly, effective January 1, 1999 the plan assets pertaining to Ogden Resource Recovery Support Services, Inc. were transferred to the Plan. All service credited to an individual as a participant under the Prior Plan was credited to such individual under the Plan; provided, that such individual became a Participant of the Plan on or after January 1, 1999.

     b. ADMINISTRATION OF THE PLAN - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. PARTICIPATION - Full-time employees who are not hourly employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed 12 months of employment and 1,000 hours of service.

     d. CONTRIBUTIONS - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1999, participant pre-tax contributions could not exceed $10,000. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation which is invested based on participant investment elections.

          A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

          -    100 percent in one of the Investment Funds; or

          - in more than one Investment Fund allocated in multiples of 1 percent.

          If a participant does not make such an election, he or she is deemed to have elected investment in the Government Securities Fund.

     e. LOANS TO PARTICIPANTS - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the participant's total vested account balance (including outstanding loans, if any,) minus the current loan balance or $50,000 reduced by the highest outstanding balance of loans during the preceding 12 months, even if repaid, not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Stock Fund. The maximum number of loans outstanding at one time for an employee is two loans with only one of the outstanding loans being a residential loan. The loan interest rate is based on prime rate plus 1% as established in the Wall Street Journal on the first business day of each month.

     f.   VESTING -Employer contributions vest after five years of service.

          Participant contributions are always 100 percent vested.

     g. RETIREMENT DATES - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 5 years of credited service.

     h. FORM OF BENEFITS - A participant can receive payout through one of the following options: lump sum cash distribution, direct rollover into another qualified retirement plan or IRA, or transfer in-kind distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. INVESTMENT FUNDS - The American Express Trust Company serves as the Trustee (the "Trustee") of the Plan's assets. During 1999, the Plan included the following funds in which participants could elect to invest their Plan assets:

          - OGDEN STOCK FUND ("STOCK FUND") - Investments in common stock of Ogden Corporation, but does maintain a small cash balance invested in a money market fund for liquidity purposes.

          - FIDUCIARY CAPITAL MANAGEMENT FIXED INCOME FUND ("FIXED INCOME FUND") - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          - AMERICAN EXPRESS EQUITY INDEX FUND II ("AMEX EQUITY FUND") - Investments in a collective trust consisting of a diversified portfolio of equity securities.

          - AXP MUTUAL FUND BALANCED PORTFOLIO ("AXP MUTUAL FUND") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities.

          - TEMPLETON FOREIGN FUND ("TEMPLETON FUND") - Investments in a mutual fund consisting primarily of established, non-U.S. companies.

          - AXP GROWTH FUND ("AXP GROWTH FUND") - Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

          - AXP NEW DIMENSIONS FUND ("AXP DIMENSIONS FUND") - Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

          - AET U.S. GOVERNMENT SECURITIES FUND II ("GOVERNMENT SECURITIES FUND") - Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

     b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income.

     c. INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Investment transactions are accounted for on the date purchases or sales are executed. Unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT - On September 15, 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, ACCOUNTING FOR DEFINED CONTRIBUTION BENEFIT PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS ("SOP 99-3"), which eliminates the previous requirement for a defined contribution plan to present investments by general type for participant-directed investments in the statement of net assets available for benefits, total number of units and the net asset value per unit during the period. SOP 99-3 is effective for plan years beginning after December 15, 1999, however early adoption is encouraged. The plan elected early adoption of SOP 99-3 for the year ended December 31, 1999.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 1999 that represent 5 percent or more or the Plan's net assets:



     Investments at fair value as determined by quoted market price:
       Stock Fund                                                                    $ 3,447,877
       AXP Growth Fund                                                                11,726,578
       AMEX Equity Fund                                                               11,316,493
       AXP Balanced Fund                                                               3,226,609
       Templeton Fund                                                                  2,507,349
       AXP Dimensions Fund                                                             1,853,112
       Government Securities Fund                                                      2,689,523
     Investments at contract value as determined by the Trustee - Fixed Income Fund    6,781,103
     Investments at estimated fair value as determined by the Trustee - Loan Fund      3,391,894
                                                                                     -----------

     Total Plan investments held by the Trustee                                      $46,940,538
                                                                                     ===========


     Loans to participants at December 31, 1999, which comprise the Loan Fund, are reported at cost which approximates fair value.

     The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1999 for the various investment contracts ranged from 7.74% to 4.82%. The average yields of the Fixed Income Fund for the year ended December 31, 1999 was 6.91%. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $1,784,491 at December 31, 1999.

4.   PLAN TERMINATION

     The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend, or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

5.   TAX STATUS

     The Company will file an application for the Plan with the Internal Revenue Service. The application requests that the Internal Revenue Service make determination on whether the Plan is in conformity with rules and regulations stated within applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

RESOURCE RECOVERY 401(k) PLAN

FORM 5500 ITEM 27(a)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999



-----------------------------------------------------------------------------------------------------------

                                                                                                    MARKET
               DESCRIPTION OF INVESTMENTS                                                           VALUE
General Investments:
  FCM Fixed Income Fund                                                                         $ 6,781,103
  Ogden Company Stock Fund                                                                        3,447,877
  AET US Government SEC II                                                                        2,689,523
  AET Equity Index II                                                                            11,316,493
  Participant promissory notes                                                                    3,391,894
                                                                                                -----------

Total General Investments                                                                        27,626,890
                                                                                                -----------

Regulated Investment Companies:
  AXP Growth Fund                                                                                11,726,578
  AXP Mutual Fund                                                                                 3,226,609
  AXP New Dimensions Fund                                                                         1,853,112
  Templeton Foreign Fund                                                                          2,507,349
                                                                                                -----------

Total Regulated Investment Companies                                                             19,313,648
                                                                                                -----------

GRAND TOTAL                                                                                     $46,940,538
                                                                                                ===========


RESOURCE RECOVERY 401(k) PLAN

FORM 5500 ITEM 27(d)
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
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                    -NONE-

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